

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 9, 2007

Via U.S. Mail and Facsimile

Mr. Shaojun Sun, Corporate Secretary
Magnum D'Or Resources Inc.
1108 W. Valley Boulevard, Suite 6-399
Alhambra, CA 91803

> **Re:** **Magnum D'Or Resources Inc.**
> **Schedule 14C**
> **Filed February 14, 2007**
> **File No. 0-31849**
>
> **Form 10-KSB for the fiscal year ended September 30, 2006**
> **Filed December 28, 2006**
> **File No. 0-31849**
>
> **Form 10-QSB for the quarter ended December 31, 2006**
> **Filed February 7, 2007**
> **File No. 0-31849**

Dear Mr. Sun:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your entire filing to clarify whether each relevant disclosure item refers to Magnum D'Or or to Sunrise Mining. For example, please clarify to which company your use of the pronouns "we" and "our" refers. As another example, you have defined the "Company" as Magnum D'Or on the notice and cover page of the information statement, and then you defined the "Company" as Sunrise Mining in the MD&A section. This requires clarification because, among other reasons, Sunrise Mining was formed in October 2005 and some of your discussion in the MD&A section regarding the "Company" predates October 2005.

2. Please update the filing to reflect the corporate changes reported on Form 8-K filed January 25, 2007.

3. As appropriate, make corresponding changes to all affected documents and disclosure. This will eliminate the need for us to restate comments for the proxy statement and the Forms 10-KSB and 10-QSB, for example.

4. Please conform to the requirements of Schedule 14C. In this regard, we note that a substantial amount of information relates to Sunrise Mining Corporation, when information for Magnum D'Or Resources Inc. is specifically called for. Revise to provide the missing information relating to Magnum or to clarify that the information you have included corresponds to Magnum. We further refer you to Staff Legal Bulletin No. 4 (Sept. 16, 1997). In particular, note that while the bulletin provides that shareholders must be given an information statement that describes the spin-off and the subsidiary, it requires that the information statement be substantially compliant with Regulation 14C.

5. Discuss in necessary detail the business reasons for the spin-off. Describe the events that led to the spin-off discussions and negotiations and identify the parties that participated in the discussions and negotiations. Disclose whether any other alternatives were considered and why the spin-off was favored over the alternatives. Also discuss how the two entities will function, what assets each will hold and what type of business each will conduct after the spin-off.

6. Please disclose whether a registration statement will be filed in connection with the distribution of Sunrise Mining's securities to Magnum's shareholders. If not, please disclose the basis for not registering the distribution of the securities, specifying the exemption relied upon and the facts that make the exemption available.

7. Revise as necessary to provide all the information required by Item 14(b) of Schedule 14A, or tell us why this information is not necessary. In this regard, we refer you to the disclosure on page xxvi, where you disclose that Sunrise Mining issued 5,785,090 of its shares in exchange for the assignment of the Magnum's

leases. Given that the leases were the only material properties of Magnum, the assignment of the leases and subsequent proposed spin-off of Sunrise Mining may be deemed a transfer of all or a substantial part of the assets of Magnum within the meaning of Item 14.

8.   Please provide the information required by Item 3 of Schedule 14C.

Approval of the Spin-Off

9.   In light of the acquisition on December 20, 2006 by Mr. Curtis of 10,000,000 shares of voting preferred stock from Sunrise Lighting Holdings Limited, please tell us whether the written consent dated December 19, 2006 by Sunrise Lighting Holdings Limited continues to be valid and binding upon Magnum D'Or. Please also clarify whether you still intend to issue non-convertible voting preferred stock of Sunrise Mining Corporation to Sunrise Lighting Holding Limited.

10.   As disclosed in the Form 10-QSB for the quarter ended December 31, 2006, please discuss your intention to register on Form 10-SB under the Exchange Act the Sunrise Mining shares that are being spun-off. Please note that you should file the Form 10-SB by the date the securities are spun-off.

11.   Please provide third-party objective support for the statement that "[t]he Shandi property lies within the Underhill Deep Fault, a region favorable to copper and gold discoveries."

12.   Please explain the reference to "the Close-Allies property."

13.   Please disclose what the initial phase of exploration consisted of and the results thereof. Also discuss what the intended plan of operation is for the properties based on the results of the initial phase of exploration.

Risk Factors, page vi

14.   We note the statement "[t]he material set forth below is intended merely to summarize and highlight certain risk factors relating to Sunrise." This section should discuss *all* material risks. Please revise to make clear that you are discussing all the material risks presented by Sunrise Mining.

15.   Your disclosure of risks appears more extensive than necessary given the nature of your operations. Please abridge this section to provide risks that are specific to you or your operations. For example, in your risk factor regarding "burdensome government regulations," please discuss the recent amendments to the Mongolian mineral laws and the "windfall profits" tax. Avoid generic risk that can apply to any issuer.

16. Avoid statements that mitigate the risk you present. Discuss the risk directly and plainly. In this regard, we note the statement in the introductory paragraph, "[b]usinesses are often subject to risks not foreseen or fully appreciated by management." We also note clauses such as "we can provide shareholder with no assurance," "exploration for minerals is a speculative venture," and "there is no assurance."

17. Please expand the subheadings and text of the risk factors to describe the facts giving rise to the risk and the resultant risk. We note a number of risk factors that describe facts about you and your operations but do not discuss the associated risks. Also ensure that the subheadings and text provide meaningful disclosure. Rather than state that you may face a high degree of risk or may be adversely or negatively impacted, describe the risk or the adverse or negative impact.

Financial position of the Company, working capital deficit; report of independent auditors, page viii

18. Please expand to discuss the fact that Sunrise Mining's auditors have expressed substantial doubt in its ability to continue as a going concern.

Employees, page xi

19. We note the statement that "[o]fficers devote only such time to the affairs of the Company as they seem appropriate." Please disclose the range of time that would be deemed appropriate to operate the company. Explain how the range was determined and discuss whether any measures have been implemented to ensure that your officers work within this range.

Management's Discussion and Analysis or Plan of Operation

20. Please remove the statement suggesting that you may be entitled to rely on Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As a penny stock issuer, you are not entitled to rely on the safe harbor for forward looking statements under the Private Securities Litigation Reform Act.

General

21. Please explain what you mean by the term "encouraging" when referring to the work at the Khul Morit Property.

22. Please expand to explain in some detail Magnum's acquisition of the Khul Morit property and the Shandi property. It is not clear from the disclosure when the properties were acquired by Magnum and assigned to Sunrise Mining. The disclosure suggests that title to the property interests were held by unaffiliated

third parties until the interests were transferred to Oriental Magnum. Finally, please clarify whether these titles will be part of the business of Magnum D'Or or of Sunrise Mining after the spin-off. You may wish to provide an organization chart to illustrate the corporate structure of both entities before and after the spin-off.

"Khul Morit" property (license number "6283"), page xii

23.   Identify the individual license holder from whom title was transferred to Oriental Magnum.

"Shandi" property (original license number "4768", now license number "10582"

24.   Please disclose why you had to pay Mr. Timursukh Oidov $4,000 to change the title of the license to Oriental Magnum.

Current Management of Sunrise Mining Corporation, page xiv

25.   Please disclose the amount of time that the named of officers devote to your operations.

Director and Executive Compensation, page xiv

26.   Please explain why you did not classify the 200,000 shares granted to Mr. Shaojun Sun as a stock award.

Security Ownership of Certain Beneficial Owners and Management, page xvi

27.   It is not clear whether the security ownership table relates to Magnum or to Sunrise. Please clarify.

28.   We note the statement that "[t]he following table set forth as of January 23, 2007 … the information supplied to Sunrise." Explain why information was supplied to Sunrise.

29.   We note that on December 20, 2006, Mr. Chad Curtis acquired 10,000,000 shares of voting Preferred Stock of Magnum resulting in a change in control. Please provide the information required by Item 6 of Schedule 14A. We also refer you to Instruction 2 to Item 6 of Schedule 14A, which requires the description of any arrangement or understanding among members of both the former and new control groups and their associates with respect to election of directors or other matters.

30.   Expand the table to separately disclose the class of securities held by each beneficial owner. Please provide explanatory footnotes to explain any overlaps in beneficial ownership.

Form 10-QSB for the quarter ended December 31, 2006

Controls and Procedures, page 11

31.   Please adhere to the period requirements of Item 307 of Regulation S-B. We note that you have provided the conclusions of your chief executive officer and chief financial officer based on their evaluation as of a date within 90 days of the filing of the report. Item 307 requires that the conclusions be as to the effectiveness of your disclosure control and procedures as of the end of the period covered by the report. This comment extends to your Form 10-KSB for the period ended September 30, 2006.

32.   We note that "the Certifying Officers also indicated that there were no significant changes in the Company's internal control or other factors that could significantly affect such controls subsequent to the date of their evaluation." Please comply with Item 308 of Regulation S-B, which requires the disclosure of *any* changes in your internal control over financial reporting that occurred during the last fiscal quarter. This comments extends to your Form 10-KSB for the period ended September 30, 2006.

Certifications – Exhibits 31.1 and 31.2

33.   Please ensure that the certifications reflect the exact language of Item 601(b)(31). We note that in paragraph 4, you cited the incorrect rule and excluded subsection (d).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: C. Moncada-Terry
     A. N. Parker